Exhibit 99.7

September 12, 2007

Michael M. Aiello, CPA

258 Rock Street

Philadelphia, PA 19128

Re: Offer of Employment

Dear Michael:

On behalf of the Capital Gold Team, I am pleased to offer you the position of Controller, in the department of Finance. The salary for this position is $110,000 per annum and you will be reporting directly to the Chief Financial Officer. Your expected starting date of employment is October 15, 2007. Other terms of your employment are as follows:

•	Vacation – 3 weeks - Accrues one day per month during the calendar year (15 days).

•	Bonus Plan – Eligible to participate in company bonus plan.

•	Commute – Reimbursement for Amtrak monthly train pass from Philadelphia to NYC.

•	Healthcare – Reimbursement for out-of-pocket health insurance until such point Capital Gold Corporation institutes its own corporate health benefit plan.

•	Communication – A Blackberry cell phone will be provided for on Capital Gold’s Corporate plan.

•	Severance – In the event of termination due to a “change of control” event, you will receive one year’s compensation as severance.

Should you accept this offer, your continued employment will require both satisfactory job performance and compliance with existing and future policies of the Company.

You also will be required to verify your eligibility to work in the United States. You will be asked on your first day of employment to complete an I-9 form along with documents that will establish your identity and employment eligibility.

I am pleased that you are joining the company and hope you will find your employment with Capital Gold Corporation to be a rewarding experience. If you have any questions, please call me at (610) 247-4232.

Please signify your acceptance of our offer by signing and returning to me the enclosed copy of this letter no later than September 14, 2007.

Sincerely,

Christopher M. Chipman, CPA
Chief Financial Officer

I hereby accept employment on the conditions set forth in this letter.

Signature

Date